SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 4, 2005
Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES C$300 MILLION SENIOR NOTE OFFERING
Calgary, Alberta, November 2, 2005 - Shaw Communications Inc. (“Shaw”) (TSX: SJR.NV.B, NYSE: SJR) announced today an offering of senior unsecured notes due November 2012. The principal amount of the offering is expected to be $300 million. The offering will be made through an underwriting syndicate, with TD Securities Inc. as the lead manager.
The net proceeds of this offering will be used to repay existing bank debt, redeem US dollar denominated Canadian Originated Preferred Securities and for general corporate purposes. Earlier today the Company announced that it has given notice of its intention to redeem all of its outstanding US$172.5 million 8.50% Canadian Originated Preferred Securities (“Series B Preferred Securities”), which are listed on the New York Stock Exchange under the symbol SJR PrB. The redemption is expected to occur on or about December 16, 2005.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
This news release contains forward-looking statements, identified by words such as “anticipate”, “will”, “expect”, “plan”, and “intend”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunication services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For further information, including receipt of a prospectus relating to the offering, please contact:
Steve Wilson
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4L4
403-750-4500